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CXFFEEBLACK©
NO SUGAR
NO CREAM,
PLEASE
REINTRODUCING
THE INDIGENOUS
HISTORY OF COFFEE AND
REIMAGINING ITS FUTURE.
CXFFEEBLACK.
27

Comments 2 Likes 27

Cxffeeblack · Creator

Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

1s ago Reply

UnknownCoffee

Big things 🙏🙏!!

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